Exhibit 99.1

Vermilion Energy Inc. Releases 2014 Sustainability Report

CALGARY, Aug. 17, 2015 /CNW/ - Vermilion Energy Inc. ("Vermilion", the "Company", "We" or "Our") (TSX, NYSE: VET) is pleased to announce the release of our second Sustainability Report detailing our efforts to generate environmental, social, and economic benefits for all stakeholders. This report provides a framework for describing how we approach sustainability in our operations and to recognize our achievements, detail our challenges, and establish targets for progress.

"At Vermilion, we subscribe to the belief that successful, well-managed companies manage their sustainability impacts above all else," said Lorenzo Donadeo, Chief Executive Officer. "We believe that by embedding sustainability into our business strategy, we are mitigating worker safety, public safety, environmental, financial and reputational risks, which if not managed properly could be costly to the Company and its stakeholders.  With this approach, we feel that we will ultimately generate superior economic and social benefits for all our stakeholders including those in the communities in which we operate."

In 2014, Vermilion:

•	Produced over 18 million boe of oil and gas
•	Generated net revenue of more than $1.3 billion
•	Distributed more than $272 million in dividends to our shareholders
•	Paid almost $266 million in taxes and royalties in our operating jurisdictions
•	Invested more than $1.3 million in community support
•	Devoted $37 million to protecting our environment

We continue to use the GRI-G4 framework to guide our sustainability reporting. The full 2014 Sustainability Report can be viewed and downloaded online at www.vermilionenergy.com/sustainability.

Vermilion is an oil-leveraged producer that seeks to create value through the acquisition, exploration, development and optimization of producing properties in North America, Europe and Australia. Our business model targets annual organic production growth of 5% or more along with providing reliable and increasing dividends to investors.  Vermilion is targeting growth in production primarily through the exploitation of light oil and liquids-rich natural gas conventional resource plays in Canada and the United States, the exploration and development of high impact natural gas opportunities in the Netherlands and Germany, and through drilling and workover programs in France and Australia.  Vermilion also holds an 18.5% working interest in the Corrib gas field in Ireland.  Vermilion pays a monthly dividend of Canadian $0.215 per share, which provides a current yield of approximately 6%.  Management and directors of Vermilion hold approximately 6% of the outstanding shares, are committed to consistently delivering superior rewards for all stakeholders, and have delivered a 20-year history of market outperformance.  Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

SOURCE Vermilion Energy Inc.

%CIK: 0001293135

For further information:

Lorenzo Donadeo, CEO; Anthony Marino, President & COO;  Curtis W. Hicks, C.A., Executive VP & CFO; and/or Dean Morrison, Director Investor Relations
TEL (403) 269-4884   |   IR TOLL FREE 1-866-895-8101   |   sustainability@vermilionenergy.com   |   www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 12:00e 17-AUG-15